May 4, 2010

VIA EDGAR

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	The Gabelli Global Multimedia Trust, Inc. Preliminary Proxy Statement on Schedule 14A Filed by Western Investment LLC et al.

Dear Sir or Madam:

The above-referenced Preliminary Proxy Statement has been filed on the date hereof.  Please contact the undersigned at (914) 997-0500 if there are any questions or comments regarding this filing.   Thank you.

Very truly yours,

/s/ Vincent Briganti

Vincent Briganti